

SECURI.  06002534  ON
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER
8-065369

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
MM/DD/YY                                           MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   E.K. Riley Investments, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

FIRM I.D. NO.

____1201 Third Avenue, Suite 5300_____
(No. and Street)

_____Seattle_____WA_____98101_____
(City)                        (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Edward K. Riley_____206-832-1520_____
(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Moss Adams LLP_____
(Name – if individual, state last, first, middle name)

____1001 Fourth Avenue, Suite 2900_____Seattle_____WA_____98154_____
(Address)                        (City)                   (State)              (Zip Code)

**PROCESSED**

**MAR 13 2006**

**THOMSON
FINANCIAL**

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 2 2 2006
WASH. D.C. 160

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

# CONTENTS


## INDEPENDENT AUDITOR'S REPORT

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2005, and the related statements of operations, member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. K. Riley Investments, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 13, 2006

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2005

## ASSETS

| | |
|---|---:|
| Cash | $ 110,544 |
| Deposits with clearing organization and others | 153,594 |
| Receivable from clearing organization | 2,183,369 |
| Receivable from customers | 31,435 |
| Receivable from related party | 2,198 |
| Securities owned, at market value | 10,570,022 |
| Prepaid expenses | 86,819 |
| Property and equipment, net | 157,856 |
| | $ 13,295,837 |

## LIABILITIES AND MEMBER'S EQUITY

### LIABILITIES

| | |
|---|---:|
| Payable to clearing organization | $ 5,339,884 |
| Securities sold, not yet purchased, at market value | 5,521,974 |
| Accounts payable and accrued liabilities | 840,763 |
| Payable to broker dealer | 9,562 |
| | 11,712,183 |

COMMITMENTS AND CONTINGENT LIABILITIES (Notes 5 and 6)

| | |
|---|---:|
| SUBORDINATED NOTE | 500,000 |

### MEMBER'S EQUITY

| | |
|---|---:|
| Contributed capital | 515,998 |
| Accumulated earnings | 567,656 |
| | 1,083,654 |
| | $ 13,295,837 |

*See accompanying notes.*

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| **REVENUES** | |
| Commissions | $ 2,083,107 |
| Net gains from trading securities | 3,896,905 |
| Interest and dividend | 382,263 |
| Other | 484,157 |
| | 6,846,432 |
| | |
| **EXPENSES** | |
| Employee compensation and benefits | 4,898,635 |
| Brokerage, exchange and clearance fees | 1,009,818 |
| Communications and data processing | 239,399 |
| Interest | 42,777 |
| Occupancy | 355,827 |
| Other | 721,979 |
| | 7,268,435 |
| | |
| **NET LOSS** | $ (422,003) |

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
### STATEMENT OF MEMBER'S EQUITY
### YEAR ENDED DECEMBER 31, 2005

| | Contributed Capital | Accumulated Earnings | Total |
|---|---|---|---|
| BALANCE, December 31, 2004 | $ 515,998 | $ 1,210,601 | $ 1,726,599 |
| Contributions | - | 9,058 | 9,058 |
| Distributions | - | (230,000) | (230,000) |
| Net loss | - | (422,003) | (422,003) |
| BALANCE, December 31, 2005 | $ 515,998 | $ 567,656 | $ 1,083,654 |

# E. K. RILEY INVESTMENTS, LLC
### (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
## STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
## YEAR ENDED DECEMBER 31, 2005

SUBORDINATED BORROWINGS,
   at December 31, 2004 and December 31, 2005       $   500,000

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
### STATEMENT OF CASH FLOWS
### DECEMBER 31, 2005

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (422,003) |
| Adjustment to reconcile net loss to net cash provided by (used in) operating activities: | |
| Compensation expense related to stock options | 9,058 |
| Loss on disposal of assets | 11,085 |
| Depreciation and amortization expense | 47,343 |
| Changes in assets and liabilities: | |
| Deposits with clearing organization and others | (53,211) |
| Receivable from customers | (27,689) |
| Receivable from related party | (2,198) |
| Securities owned | (1,937,585) |
| Other assets | 108,238 |
| Payable to clearing organization | 221,706 |
| Securities sold, not yet purchased | 1,745,349 |
| Accounts payable and accrued liabilities | 605,795 |
| Payable to broker dealer | 9,562 |
| Net cash provided by operating activities | 315,450 |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchases of property and equipment | (32,734) |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Distribution to member | (230,000) |
| | |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | 52,716 |
| | |
| **CASH** | |
| Beginning of year | 57,828 |
| | |
| End of year | $ 110,544 |
| | |
| **SUPPLEMENTAL INFORMATION** | |
| Cash paid during the year for interest | $ 42,777 |

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2005

## Note 1 - Organization and Summary of Significant Accounting Policies

**Nature of Business** - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in brokerage services of fixed income securities and has offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

**Property and Equipment** - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

**Fair Value of Financial Instruments** - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

**Security Transactions and Revenue Recognition** - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as agent and principal. The Company earns a commission on agency trades. Securities transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Changes in the value of these securities are reflected currently in the results of operations.

**Income Taxes** - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

E. K. RILEY INVESTMENTS, LLC
(a wholly owned subsidiary of E. K. Riley & Company, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

## Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

**Use of Estimates** - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Concentration of Credit Risk** - The Company maintains its cash balances in one financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization.

## Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to Pershing LLC (Pershing) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing broker also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing broker in order to maintain proper margin on its securities inventory. These balances are classified as a payable and receivable due from clearing broker, respectively.

## Note 3 - Securities Owned

Securities owned and securities sold, but not yet purchased, consist of trading securities at market values at December 31, 2005, as follows:

|  | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Government bonds | $ 9,651,677 | $ 5,521,974 |
| Corporate bonds | 386,723 | - |
| Municipal bonds | 511,023 | - |
| Other securities | 20,599 | - |
|  | $ 10,570,022 | $ 5,521,974 |

In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2005 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2005.

## Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2005:

| | |
|---|---|
| Computer software | $ 15,611 |
| Computers and equipment | 135,031 |
| Furniture and fixtures | 104,012 |
| | 254,654 |
| Less accumulated depreciation and amortization | 96,798 |
| | $ 157,856 |

## Note 5 - Commitments

**Operating Leases** - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in June 2008. Also, the Company entered into an additional non-cancelable operating sublease with another tenant in its building for additional space that expires in November 2006. In September 2004, the Company subsubleased this space to another tenant. Future minimum payments and receipts under these agreements are as follows:

| Fiscal Year Ending | Payments | Receipts | Net |
|---|---|---|---|
| 2006 | $ 417,197 | $ 121,000 | $ 296,197 |
| 2007 | 296,030 | - | 296,030 |
| 2008 | 149,590 | - | 149,590 |
| 2009 | 3,150 | - | 3,150 |
| | $ 865,967 | $ 121,000 | $ 744,967 |

Rental expense, net of sublease income, for all operating leases amounted to approximately $355,827 for 2005.

**Brokerage Fees** - In accordance with the Clearing Agreement (the Agreement) the Company entered into with Pershing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $7,500 per month for brokerage fees. The Agreement expired on September 12, 2005 and is now month-to-month; either party may terminate the Agreement upon 90 days' written notice.

## Note 6 - Contingencies

Civil arbitration proceedings have been initiated against the Company, its CEO, and two of its employees. The claim is related to two employees and 13 independent contractors that terminated as brokers associated with a certain broker dealer (the Broker Dealer) and became associated with the Company in 2005.

## Note 6 - Contingencies (Continued)

The Broker Dealer alleges breach of contractual and/or fiduciary duties of confidentiality and/or non-competition, unfair competition, conversion, and tortuous interference with contracts and relationships. The Broker Dealer is seeking an unspecified amount of monetary damages. It is reasonably possible that the Company will incur monetary damages resulting from this claim, however, it is not possible at this time to estimate what that loss might be. The financial statements include no provision for loss in connection with this contingency.

The NASD has made a preliminary determination to recommend an administrative proceeding against the Company for failure to report certain corporate bond transactions within the statutory time frame allotted. The NASD will likely determine to seek sanctions and it is reasonably possible that this could result in a civil fine or settlement payment by the Company. At this time, it is not possible to estimate what that loss might be. The financial statements include no provision for loss in connection with this contingency.

## Note 7 - Note Payable

In January 2004, the Company entered into a subordinated loan agreement with a commercial bank to borrow $500,000 for operating purposes. The note carries a variable interest rate and payment in full is due February 2006. The note is secured by the assets of the Company.

The subordinated note is available in computing net capital under the SEC's uniform net capital rule. To the extent the note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## Note 8 - Related Party Transactions

The Company distributes funds to its Parent for income tax obligations that are incurred by the Parent as a result of its ownership in the Company. There is no state or federal income tax obligations related to the 2005 tax year.

The Company utilized services from a related party during the year. An expense of $53,600 during the year was recorded related to these services. A receivable of $2,198 has been recorded on the balance sheet due from this related party.

## Note 8 - Related Party Transactions (Continued)

During the year, the Parent granted certain employees options to purchase shares of the Parent's common stock. The Company recorded compensation expense and a corresponding contribution of equity of $9,058 reflecting the fair value of the options at the grant date.

## Note 9 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company makes a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company incurred $23,510 in expense related to this plan for the year ended December 31, 2005.

## Note 10 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2005.

The following are the net capital results for the year ended December 31, 2005:

| | |
|---|---|
| Net capital | $ 853,460 |
| Required net capital, aggregate indebtedness method | $ 250,000 |
| Percentage of aggregate indebtedness to net capital | 102% |

## Note 11 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.



**SUPPLEMENTAL INFORMATION**

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)

### SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2005

**NET CAPITAL**

| | | | |
|---|---|---|---|
| Total member's equity qualified for net capital | | | $ 1,083,654 |
| Add: | | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 500,000 |
| Deductions and/or charges: | | | |
| Nonallowable assets: | | | |
| Unsecured receivables | $ | 32,522 | |
| Property and equipment | | 157,856 | |
| Other assets | | 140,030 | |
| | | | 330,408 |
| Haircuts on securities: | | | |
| Trading and investment securities | | | 399,786 |
| Net capital | | | $ 853,460 |

**AGGREGATED INDEBTEDNESS**

| | | |
|---|---|---|
| Total liabilities | | $ 12,212,183 |
| Less: nonaggregate indebtedness liabilities | | 11,339,916 |
| Aggregate indebtedness | | $ 872,267 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| Minimum net capital requirement, aggregate indebtedness method | | $ 58,151 |
| Minimum dollar net capital requirement pursuant to Rule 15c3-1 | | $ 250,000 |

**EXCESS NET CAPITAL** $ 603,460

Ratio of aggregate indebtedness to net capital 1.02

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
### SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

# E. K. RILEY INVESTMENTS, LLC
## (a wholly owned subsidiary of E. K. Riley & Company, Inc.)
### SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.


## INDEPENDENT AUDITOR'S REPORT ON
## INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
E. K. Riley Investments, LLC

In planning and performing our audit of the financial statements of E. K. Riley Investments, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

16



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Moss Adams LLP

Seattle, Washington
February 13, 2006

**E. K. RILEY INVESTMENTS, LLC**
(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

**INDEPENDENT AUDITOR'S REPORT**
and
**FINANCIAL STATEMENTS**
with
**SUPPLEMENTAL INFORMATION**

**DECEMBER 31, 2005**

